Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the registration statements (Nos. 333-131964, 333-123946, 333-35299, 333-89571 and 333-52302) on Form S-8 of General DataComm Industries, Inc. of our report dated December 18, 2007 relating to our audits of the consolidated balance sheets of General DataComm Industries, Inc. as of September 30, 2007 and 2006 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended, which report appears in the September 30, 2007 annual report on Form 10-KSB of General DataComm Industries, Inc.

Our report dated December 18, 2007 contains an explanatory paragraph that states that the Company has both a working capital and stockholders’ deficit at September 30, 2007, and has no current ability to obtain new financing.  In addition, the Company does not have the ability to repay approximately $27.3 million of Debentures including accrued interest which mature on October 1, 2008.  Such conditions  raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Eisner LLP

New York, New York
December 18, 2007